Exhibit 23.5

[Letterhead of Harrison Consulting]

October 28, 2013

Fortress Transportation and Infrastructure Investors Ltd.

Ladies and Gentlemen:

Reference is made to the Form S-1 registration statement (the “Registration Statement”) relating to the public offering of common shares of Fortress Transportation and Infrastructure Investors Ltd. (the “Company”). We hereby consent to the references to our name in the Registration Statement and to the use of the graphical, statistical and other information supplied by us set forth in the Registration Statement.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement to be filed with the U.S. Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and to the reference to our firm in the section of the Registration Statement entitled “Experts.”

Yours faithfully

/s/ J R D Harrison

J R D Harrison

Principal